UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13E-3

                        RULE 13e-3 TRANSACTION STATEMENT
       (Pursuant to Section 13(e) of the Securities Exchange Act of 1934)

                            FIDELITY FEDERAL BANCORP
                            ------------------------
                              (Name of the Issuer)

                                 Donald R. Neel
                      President and Chief Executive Officer
                      -------------------------------------
                      (Name of Person(s) Filing Statement)

                      COMMON STOCK, NO PAR VALUE PER SHARE
                      ------------------------------------
                         (Title of Class of Securities)


                                    315921106
                      ------------------------------------
                      (CUSIP Number of Class of Securities)

                            FIDELITY FEDERAL BANCORP
                               18 NW Fourth Street
                            Evansville, Indiana 47708
                                 (317) 424-0921

                                 WITH COPIES TO:

                             Timothy M. Harden, Esq.
                              John W. Tanselle, Esq
                                Krieg DeVault LLP
                         One Indiana Square, Suite 2800
                           Indianapolis, Indiana 46204
                                 (317) 636-4341

      --------------------------------------------------------------------
      (Name, Address, and Telephone Number of Person Authorized to Receive
       Notices and Communications on Behalf of Person(s) Filing Statement)

This statement is filed in connection with (check the appropriate box):

[ ] a. The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C, or Rule 13e-3(c) under the Securities Exchange Act of 1934.

[ ]  b. The filing of a registration statement under the Securities Act of 1933.

[ ]  c. A tender offer.

[X]  d. None of the above.

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Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. [X]

Check the following box if this is a final amendment reporting the results of the transaction.


                            CALCULATION OF FILING FEE
-------------------------------------------------------------------------------
     TRANSACTION VALUATION (1)                   AMOUNT OF FILING FEE (2)
-------------------------------------------------------------------------------
         $2,000,000.00                                 $ 400.00
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(1) Pursuant to Rule 0-11(b) under the Securities Exchange Act of 1934, as amended, the value of the securities proposed to be acquired consists of the estimated $2,000,000.00 of cash to be paid in lieu of the issuance of fractional shares of common stock in the reverse stock split.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals one-fiftieth of one percent of the cash to be paid in lieu of fractional shares.


[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount previously paid:    $
                            --------------------------------------
Form or registration no.:
                            --------------------------------------
Filing party:  Date filed:
                            --------------------------------------


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                                Table of Contents


ITEM 1. SUMMARY TERM SHEET.....................................................2

ITEM 2. SUBJECT COMPANY INFORMATION............................................2

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON...........................2

ITEM 4. TERMS OF THE TRANSACTION...............................................3

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS...............3

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.....................3

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS............................3

ITEM 8. FAIRNESS OF THE TRANSACTION............................................3

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.................4

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.....................4

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.........................4

ITEM 12. THE SOLICITATION OR RECOMMENDATION....................................4

ITEM 13. FINANCIAL INFORMATION.................................................4

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED...............5

ITEM 15. ADDITIONAL INFORMATION................................................5

ITEM 16. EXHIBITS..............................................................5



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INTRODUCTION

     This Rule 13E-3 Transaction Statement (this "Schedule 13E-3") is being filed by Fidelity Federal Bancorp (the "Company") in connection with a proposed going private transaction, in which the Company will effect a 1-for-30,000 reverse stock split of its common stock, no par value. In the reverse stock split, the holders of the Company's common stock will receive one share of common stock for each 30,000 shares they hold immediately prior to the effective date of the reverse stock split. Those shareholders who, immediately following the reverse stock split, would hold only a fraction of a share of Company common stock will, in lieu thereof, be paid an amount, in cash, equal to $1.85 times such fraction of a share and will no longer be shareholders of the Company. Completion of the reverse stock split will result in the Company having less than 300 shareholders of its common stock, enabling it to elect to terminate the registration of its common stock pursuant to Section 12(g) of the Securities Exchange Act of 1934.

     Following the reverse stock split, the Company will conduct a 2,500 for 1 forward stock split for those shareholders who, following the reverse stock split, continue to hold at least one whole share of Company common stock. The Company does not intend to issue any fractional shares of stock as a result of the forward stock split. Each shareholder who would otherwise be entitled to a fractional share of common stock of the Company following the forward stock split will, in lieu thereof, be paid an amount, in cash, equal to $22.20 times such fraction of a share.

     Under Indiana law and the Articles of Incorporation of the Company, the Board of Directors of the Company may amend the Company's Articles of Incorporation to conduct both the reverse stock split and the forward stock split without the approval of the shareholders. Therefore, the Company is not seeking shareholder approval for these actions and no vote is sought in connection with these actions. The reverse stock split and the forward stock split will be conducted upon the terms and subject to the conditions set forth in the Company's going private disclosure document (the "Disclosure Document").

     The information contained in the Disclosure Document, including all annexes thereto, is hereby expressly incorporated herein by reference. Capitalized terms used but not defined herein shall have the meanings given to them in the Disclosure Document.

     All references to subsections in the Items below are to the subsection of the applicable Item in Regulation M-A.

CAUTIONARY STATEMENT REGARDING FORWARD LOOKING STATEMENTS

     This Schedule 13E-3 and the documents incorporated herein by reference contain certain statements that are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, as amended. Those statements may include statements regarding the intent, belief or current expectations of the Company or its officers with respect to (i) the Company's strategic plans and ability to benefit from this transaction, (ii) the policies of the Company regarding capital expenditures, dividends, financing and other matters, (iii) industry trends affecting the Company's financial condition or results of operations,
(iv) the expenses associated with this transaction, and (v) the number of shareholders following the transaction. Readers of this document as well as the documents incorporated herein by reference are cautioned that reliance on any forward-looking statement involves risks and uncertainties. Although the Company believes that the assumptions on which the forward-looking statements contained herein are based are reasonable, any of those

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assumptions could prove to be inaccurate given the inherent uncertainties as to the occurrence or nonoccurrence of future events. There can be no assurance that the forward looking statements contained in this document will prove to be accurate. The inclusion of a forward-looking statement herein should not be regarded as a representation by the Company that the Company's objectives will be achieved.

ITEM 1. SUMMARY TERM SHEET. The information set forth in the Disclosure Document under the caption "Summary Term Sheet" is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

     (a) Name and Address. Fidelity Federal Bancorp is the subject company of this Schedule 13E-3. The principal office of the Company is located at 18 NW Fourth Street, Evansville, Indiana 47708, and the Company's telephone number is
(812) 424-0921.

     (b) Securities. As of September 30, 2004, the Company had 10,999,871 shares of no par value common stock issued and outstanding.

     (c) Trading Market and Price. The information contained in the Disclosure Document under the caption "Summary Financial Information -- Market Prices and Dividend Information" is incorporated herein by reference.

     (d) Dividends. The information contained in the Disclosure Document under the caption "Summary Financial Information -- Market Prices and Dividend Information" is hereby incorporated by reference.

     (e) Prior Public Offerings. None.

     (f) Prior Stock Purchases. None.

ITEM 3. IDENTITY AND BACKGROUND OF THE FILING PERSON.

     (a) Name and Address. Fidelity Federal Bancorp, the subject company, is the filing person of this Schedule 13E-3. The Company's business address is 18 NW Fourth Street, Evansville, Indiana 47708, and the Company's telephone number is
(812) 424-0921. The name of each director and executive officer of the Company is incorporated herein by reference to the section of the Company's Proxy Statement, filed with the United States Securities and Exchange Commission (the "SEC") on March 29, 2004 (the "2004 Proxy Statement"), captioned "Information Concerning Nominees, Directors and Executive Officers". The address of each of the directors and executive officers is 18 NW Fourth Street, Evansville, Indiana 47708.

     (b) Business and Background of Entities. Not applicable.

     (c) Business and Background of Natural Persons.

     (1) and (2) The name and business background of each director and executive officer of the Company is incorporated herein by reference to the section of the 2004 Proxy Statement captioned "Information Concerning Nominees, Directors and Executive Officers". The address of each of the directors and executive officers is 18 NW Fourth Street, Evansville, Indiana 47708.

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     (3) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers thereof has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (4) During the last five years, neither the Company nor, to its knowledge, any of the directors or executive officers of the Company was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining such person from further violations of, or prohibiting activities subject to, federal or state securities laws or finding any violation of those laws.

     (5) All directors and executive officers of the Company are citizens of the United States of America.

ITEM 4. TERMS OF THE TRANSACTION.

     (a) and (c) - (f) Material Terms; Different Terms; Appraisal Rights; Provisions for Unaffiliated Security Holders; and Eligibility for Listing or Trading. The information set forth in the Disclosure Document under the captions "Summary Term Sheet" and "Special Factors" is incorporated herein by reference.

     (f) Eligibility for Listing or Trading. Not Applicable.


ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

     (a) - (c) Transactions; Significant Corporate Events; Negotiations or Contacts. The information set forth in the 2004 Proxy Statement under the caption "Certain Transactions and Other Matters Between Management and Fidelity" is incorporated herein by reference.

     (e) Agreements Involving the Subject Company's Securities. None.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

     (b) and (c)(1) - (c)(8) Use of Securities Acquired and Plans. The information set forth in the Disclosure Document under the captions "Special Factors -- Going Private Transaction; Purposes" and "Special Factors -- Certain Effects of the Transaction" is incorporated herein by reference.

ITEM 7. PURPOSES, ALTERNATIVES, REASONS AND EFFECTS.

     (a) - (d) Purposes; Alternatives; Reasons; and Effects. The information set forth in the Disclosure Document under the captions "Summary Term Sheet -- Going Private Transaction; Purposes"; "Summary Term Sheet -- Reasons for the Transaction"; "Summary Term Sheet -- Effect on Market for Shares"; "Summary Term Sheet -- Federal Tax Consequences"; "Special Factors -- Going Private Transaction; Purposes"; "Special Factors -- Reasons for the Transaction"; and "Special Factors -- Certain Effects on the Transaction" is incorporated herein by reference.

ITEM 8. FAIRNESS OF THE TRANSACTION.

     (a) - (e) Fairness; Factors Considered in Determining Fairness; Approval of Security Holders; Unaffiliated Representative; Approval of Directors. The information set forth in the Disclosure Document

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under the captions "Summary Term Sheet -- Fairness of the Transaction and
Fairness Opinion"; "Summary Term Sheet -- Shareholder Approval"; "Special Factors -- Fairness of the Transaction"; and "Special Factors -- Fairness Opinion of Financial Advisor" is incorporated herein by reference.

     (f) Other Offers. Not Applicable.

ITEM 9. REPORTS, OPINIONS, APPRAISALS AND CERTAIN NEGOTIATIONS.

     (a) - (c) Reports; Opinion or Appraisal; Preparer and Summary of the Report, Opinion or Appraisal; Availability of Documents. The information set forth in the Disclosure Document under the captions "Summary Term Sheet -- Fairness of the Transaction and Fairness Opinion"; "Special Factors -- Fairness of the Transaction"; and "Special Factors -- Fairness Opinion of Financial Advisor" is incorporated herein by reference.

     The opinion of Professional Bank Services is attached as Annex A to the Disclosure Document and is incorporated herein by reference to the Disclosure Document. The opinion of Professional Bank Services will be made available at the Company's executive office during regular business hours for inspection and copying by any interested stockholder of the Company or representative who has been so designated in writing.

ITEM 10. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

     (a) - (f) Sources of Funds; Conditions; Expenses; Borrowed Funds. The information set forth in the Disclosure Document under the caption "Special Factors - Fees and Expenses" is incorporated herein by reference.

ITEM 11. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

     (a) Securities Ownership. The information set forth in the 2004 Proxy Statement under the captions "Security Ownership of Certain Beneficial Owners and Management" and "Beneficial Ownership" is incorporated herein by reference.

     (b) Securities Transactions. None.

ITEM 12. THE SOLICITATION OR RECOMMENDATION.

     (a) Intent to Tender or Vote in a Going-Private transaction. Not Applicable

     (e) Recommendation of Others. Not Applicable.

ITEM 13. FINANCIAL INFORMATION.

     (a) Financial information. The Company's audited financial statements and unaudited interim financial statements required by Item 1010(a) of Regulation M-A are incorporated by reference into the Disclosure Document from the Company's Annual Report on Form 10-K for the year ended December 31, 2003 and from the Company's Quarterly Reports on Form 10-Q for the quarter ended September 30, 2004. The information set forth under the caption "Selected Financial Data" in the Disclosure Document is incorporated herein by reference.

     (b) Pro forma information. The information set forth in the Disclosure Document under the

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caption "Summary Financial Information -- Summary Pro Forma Financial
Information" is incorporated herein by reference.

     Information incorporated herein by reference to the Company's Annual Report on Form 10-K has been filed by the Company with the SEC as stated above. You may obtain copies of these reports, statements or other information that the Company files from the Public Reference Section of the SEC at 450 Fifth Street N.W., Washington D.C. 20549 at prescribed rates. Copies of such materials may also be accessed through the SEC's Internet site at www.sec.gov.

ITEM 14. PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

     (a) - (b) Solicitations or Recommendations; Employees or Corporate Assets. Not applicable.

ITEM 15. ADDITIONAL INFORMATION.

     (b) Other material information. The information set forth in the Disclosure Document and each Appendix thereto is incorporated herein by reference.

ITEM 16. EXHIBITS.

     (a) The Disclosure Document.

     (b) Not applicable.

     (c) The opinion of Professional Bank Services, dated November 9, 2004, is attached as Annex A to the Disclosure Document. The Common Stock Fair Value Appraisal prepared by Professional Bank Services will be filed as an amendment to this Schedule 13E-3, dated November 15, 2004.

     (d) Not applicable.

     (e) Not applicable.

     (f) Not applicable.

     (g) Not applicable.

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                                    SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                            By:      /s/ Donald R. Neel
                                                     ------------------------
                                            Title:   President and CEO
                                                     ------------------------
                                            Name:    Donald R. Neel
                                                     ------------------------
                                            Date:    November 15, 2004
                                                     ------------------------












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